SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                     --------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                   254932 10 6
                                   -----------
                                 (CUSIP Number)


                              Michelle Kramish Kain
                           Michelle Kramish Kain, P.A.
                     750 Southeast Third Avenue, Suite 100,
                    Fort Lauderdale, FL 33316 (954) 768-0678
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 29, 2003
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) (f) or (g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 254932 10 6
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         Three G International, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. (entities only)

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (a) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4.       Source of Funds

         See Item #3 herein.

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is required pursuant to
         Items 2(d) or 2 (e)                                          [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Florida
--------------------------------------------------------------------------------
NUMBER OF                  7.       SOLE VOTING POWER
    SHARES
BENEFICIALLY                        2,223,228
  OWNED BY                 -----------------------------------------------------
      EACH                 8.       SHARED VOTING POWER
 REPORTING                          0
    PERSON                 -----------------------------------------------------
     WITH                  9.       SOLE DISPOSITIVE POWER
                                    2,223,228
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0


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--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,223,228
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                       [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.5 %
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

ITEM 1.  SECURITY AND ISSUER:

         Shares of Common Stock, $.001 par value

         Distribution Management Services, Inc.


         ADDRESS OF ISSUER:

         11601 Biscayne Blvd., Suite 201
         Miami, FL 33181

ITEM 2.

(A) NAME OF PERSON(S) FILING:

         Three G International, Inc., a Florida corporation, is a holding company which is 100% owned and controlled by Leo Greenfield, President and Chairman of the Issuer and a majority shareholder of the Issuer.



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



(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         11601 Biscayne Blvd., Suite 201
         Miami, FL 33181

(C) PRESENT PRINCIPAL OCCUPATION:

         See (a) above.

(D) CONVICTION OF CRIMINAL PROCEEDING:

         None

(E) INJUNCTION AGAINST VIOLATION OF STATE OR FEDERAL SECURITIE LAWS:

         None

(F) CITIZENSHIP:

         N/A

ITEM 3. SOURCE OF FUNDS

         Pursuant to a resolution of the Issuer's Board of Directors dated July 17, 2003, the issuance of the shares was authorized in connection with the conversion of (a) $100,000 of principal amount of loans to the Issuer by Mr. Greenfield and related parties, (b) accrued unpaid interest on all loans from Mr. Greenfield and related parties which totaled $99,546 at May 31, 2003, and (c) accrued unpaid salary to Mr. Greenfield which totaled $89,475 at May 31, 2003. The resolution did not provide for the exact number of shares to be issued upon conversion because the amounts to be converted required calculation by the Issuer's auditor which were not finalized until August 4, 2003. On August 29, 2003, the transfer agent issued the 2,223,228 shares to Three G International, Inc.

ITEM 4. PURPOSE OF TRANSACTION

         Mr. Greenfield and related parties converted $100,000 of principal together with all accrued unpaid interest on all outstanding loans to the Issuer by Mr. Greenfield and related parties and all of Mr. Greenfield's accrued unpaid salary as of May 31, 2003 to significantly reduce the Issuer's outstanding debt.


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



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of August 29, 2003, Three G International, Inc. may be deemed to beneficially own 2,223,228 shares representing 26.5% of the Issuer's common stock. Leo Greenfield owns and controls 100% of Three G International, Inc. The shares owned by Three G International, Inc. do not include 1,200,000 shares of the Issuer owned in the name of Double D, Inc., a corporation owned and controlled by Leo Greenfield and his wife, Barbara Greenfield, who is also a vice president and a director of the Issuer.

         (b) Three G International, Inc., through Leo Greenfield, has sole power to vote or to direct the vote, to dispose or to direct the disposition of the 2,223,228 shares owned by Three G International, Inc. These shares do not include 1,200,000 shares of the Issuer which are owned by Double D, Inc., a corporation owned and controlled by Leo Greenfield and his wife, Barbara Greenfield, who is also a vice president and a director of the Issuer.

         (c)      None

         (d)      None

         (e)      Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         None


ITEM 7. MATERIALS FILED AS EXHIBITS

         Resolutions of the Board of Directors of the Issuer dated July 17, 2003 previously filed as an exhibit to Schedule 13D for Leo Greenfield filed on August 6, 2003 and incorporated herein by this reference.



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



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 5, 2003                            Three G International Inc.

                                                   By: /s/ Leo Greenfield
                                                       -----------------------
                                                   Leo Greenfield, President



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